# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hornbeck Offshore Services, Inc., CIK 0000866829
CUSIP: 42330P107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 103 Northpark Boulevard, Suite 300, Covington, Louisiana (LA), 70433
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001597848

## Reporting persons
- Merced Capital, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,733,106; sole dispositive power 0; shared dispositive power 11,733,106; aggregate amount beneficially owned 11,733,106 (5.3% of the class)
- Series E of Merced Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,733,106; sole dispositive power 0; shared dispositive power 11,733,106; aggregate amount beneficially owned 11,733,106 (5.3% of the class)
- David A. Ericson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,733,106; sole dispositive power 0; shared dispositive power 11,733,106; aggregate amount beneficially owned 11,733,106 (5.3% of the class)
- Vincent C. Vertin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,733,106; sole dispositive power 0; shared dispositive power 11,733,106; aggregate amount beneficially owned 11,733,106 (5.3% of the class)
- Stuart B. Brown: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,733,106; sole dispositive power 0; shared dispositive power 11,733,106; aggregate amount beneficially owned 11,733,106 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Hornbeck Offshore Services, Inc.
Address of issuer's principal executive offices: 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Merced Capital, L.P. ("Merced Capital"); Merced is the general partner of and/or investment adviser to each of Athilon Capital Corp. LLC ("First MP"), Merced Capital Partners V, L.P. ("Second MP") and Merced Partners Limited Partnership ("Third MP") (collectively, the "Merced Entities") that directly hold shares of common stock of the Issuer reported on this Schedule 13G; Merced Capital is managed by Series E of Merced Capital Partners, LLC ("Merced Capital Partners"), a series of a Delaware limited liability company; David A. Ericson, Vincent C. Vertin, and Stuart B. Brown collectively have voting control over the interests in Merced Capital Partners. In such capacities, each of Merced Capital, Merced Capital Partners, Mr. Ericson, Mr. Vertin, and Mr. Brown (each of whom may be referred to herein as a "Reporting Person") may be deemed to share voting and investment control over the shares of common stock of the Issuer reported in this Schedule 13G; however, each of Mr. Ericson, Mr. Vertin, and Mr. Brown disclaim beneficial ownership of the shares of common stock of the Issuer reported in this Schedule 13G.
Address of principal business office or, if none, residence: The principal business address for Merced, Merced Capital Partners, Mr. Ericson, Mr. Vertin, Mr. Brown, and each of the Merced Entities is 701 Carlson Parkway, Suite 1110, Minnetonka, MN, 55305.
Citizenship:
Merced Capital is a Delaware limited partnership.
Merced Capital Partners is a Delaware limited liability company.
Each of Mr. Ericson, Mr. Vertin, and Mr. Brown are citizens of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 1, 2026, each reporting person may be deemed to be the beneficial owner of 11,733,106 shares of Common Stock, which amount includes (i) 4,139,410 shares of Common Stock held for the account of First MP, (ii) 2,941,533 shares of Common Stock held for the account of Second MP and (iii) 4,652,163 shares of Common Stock held for the account of Third MP.
Percent of class: As of September 1, 2026, each of the Reporting Persons may be deemed to be the beneficial owner of 5.3% of the outstanding shares of Common Stock (there were 222,201,763 shares of Common Stock outstanding as of September 1, 2026, according to the Issuer's transfer agent).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,733,106
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11,733,106

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Merced Capital, L.P.: /s/ Joel Anderson, Joel Anderson/Authorized Representative (09/08/2026)
- Series E of Merced Capital Partners, LLC: /s/ Joel Anderson, Joel Anderson/Authorized Representative (09/08/2026)
- David A. Ericson: /s/ David A. Ericson, David A. Ericson (09/08/2026)
- Vincent C. Vertin: /s/ Vincent C. Vertin, Vincent C. Vertin (09/08/2026)
- Stuart B. Brown: /s/ Stuart B. Brown, Stuart B. Brown (09/08/2026)